DD 7/30/13

[redacted]

13014533

SECURI N

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 29 2013
WASH, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6-1-12 (MM/DD/YY) AND ENDING 5-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OEM Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2507 Post Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Klammer, President 203-254-0200 x102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Rolleri, CPA, CFE - Knight Rolleri Sheppard CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road Suite 1040	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/31/13

OATH OR AFFIRMATION

I, Ronald Klammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OEM Capital Corp., as of May 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Ingrid Hansen-Greer
NOTARY PUBLIC
State of Connecticut
My Commission Expires March 31, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 29 2013

OEM Capital Corp.

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

May 31, 2013

OEM Capital

Technology Investment Banking

Software · Communications · Computers · Electronics

OEM Capital Corp.

Table of Contents

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
OEM Capital Corp.

We have audited the accompanying statements of financial condition of OEM Capital Corp. (a corporation) as of May 31, 2013 and 2012 and the related statements of income and changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OEM Capital Corp. as of May 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Note 2 to the financial statements, the Company has elected to change its method of recording certain professional fees to the cash basis of reporting. Our opinion is not modified with respect to this matter.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
Fairfield, Connecticut
July 25, 2013

OEM Capital Corp.
Statements of Financial Condition
May 31, 2013 and 2012

		2013		2012
Assets				
Current assets				
Cash and equivalents	$	24,499	$	30,101
Accounts receivable		14,878		77,224
Federal income tax receivable from NOL carryback		10,520		-
Prepaid expenses		5,866		15,673
Total current assets		55,763		122,998
Property and equipment				
Electronic data processing equipment		34,482		34,732
Furniture and fixtures		10,095		10,095
Accumulated depreciation		(35,652)		(26,899)
Net property and equipment		8,925		17,928
Other assets				
Deferred tax asset		10,688		-
Related party receivable		73,632		195,742
Security deposit		15,679		15,679
Total other assets		99,999		211,421
Total assets	$	164,687	$	352,347
Liabilities and Shareholder's Equity				
Current liabilities				
Accounts payable	$	7,303	$	3,729
Accrued liabilities		2,668		4,554
Income taxes payable		-		15,551
Deferred tax liability		-		13,918
Franchise tax payable		250		-
Total current liabilities		10,221		37,752
Other liabilities				
Deferred rent		4,375		3,072
Total other liabilities		4,375		3,072
Total liabilities		14,596		40,824
Shareholder's Equity				
Cumulative preferred stock, no par value, maximum authorized $500,000, none issued or outstanding		-		-
Common stock, $1.00 par, 1,000 authorized, issued and outstanding		1,000		1,000
Retained earnings		149,091		310,523
Total shareholder's equity		150,091		311,523
Total liabilities and shareholder's equity	$	164,687	$	352,347

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2013 and 2012

		2013		2012
Fee revenue and reimbursed expenses	$	486,255	$	1,811,925
Operating expenses				
Advertising		7,531		10,010
Compliance		38,045		37,076
Conferences and meetings		-		280
Depreciation		9,003		8,026
Dues and subscriptions		61,894		82,578
Employee benefits		20,854		17,702
Fees paid		301,587		1,284,840
Insurance		3,966		6,533
Interest		-		61
Meals and entertainment		2,406		2,141
Office		1,209		-
Postage and shipping		991		1,610
Printing and publication		41,965		38,345
Professional fees		13,525		15,571
Rent		84,012		83,427
Rental and maintenance of equipment		25,995		21,596
Salaries and payroll taxes		56,510		27,308
Supplies		1,848		5,513
Telephone		2,446		2,470
Travel		723		444
Utilities		10,959		12,244
Total operating expenses		685,469		1,657,775
Income (loss) from operations		(199,214)		154,150
Other income (expense)				
Interest income		2,656		7,482
Total other income (expense)		2,656		7,482
Net income (loss) before taxes		(196,558)		161,632

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2013 and 2012

Tax provision		
Current tax provision (benefit)	(10,520)	15,301
Deferred tax provision (benefit)	(24,606)	27,875
Total tax provision (benefit)	(35,126)	43,176
Net income (loss) after taxes	(161,432)	118,456
Beginning retained earnings	310,523	192,067
Ending retained earnings	$ 149,091	$ 310,523

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Cash Flows
For the Years Ended May 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ (161,432)	$ 118,456
Adjustments to reconcile change in net income (loss) to net cash provided by (used) operating activities:		
Deferred tax provision (benefit)	(24,606)	27,875
Depreciation	9,003	8,026
(Increase) decrease in accounts receivable	62,346	(65,059)
Increase in Federal income receivable from NOL carryback	(10,520)	
(Increase) decrease in prepaid expenses	9,807	(11,683)
Increase (decrease) in accounts payable	3,574	(65)
Increase (decrease) in accrued liabilities	(1,886)	3,569
Increase (decrease) in income taxes payable	(15,551)	15,551
Increase in deferred rent	1,303	3,072
Increase (decrease) in franchise tax payable	250	(250)
Total adjustments	33,720	(18,964)
Net cash provided (used) by operating activities	(127,712)	99,492
Cash flows from investing activities:		
Acquisition of property and equipment	-	(8,065)
Net cash used by investing activities	-	(8,065)
Cash flows from financing activities:		
Advances from shareholder	265,458	505,500
Advances to shareholder	(143,348)	(590,614)
Net cash provided by (used) by financing activities	122,110	(85,114)
Net increase (decrease) in cash and cash equivalents	(5,602)	6,313
Beginning cash and cash equivalents	30,101	23,788
Ending cash and cash equivalents	$ 24,499	$ 30,101
Supplemental Disclosures		
Interest paid	$ 61	$ -
Income taxes paid	$ 15,551	$ -

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Notes to Financial Statements
May 31, 2013
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OEM Capital Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the technology and electronics industries. The Company received its FINRA approval for membership on June 1, 2008. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – CHANGE IN ACCOUNTING METHOD

The Company changed its method of accounting for accrued audit fees during the current year from the accrual based method to the cash basis method of reporting. FINRA provides an exception to the accrual based method of reporting for audit fees provided the auditor testing is done subsequent to the end of the year under audit. The Company believes this method of reporting is consistent with other broker-dealer companies of similar size. The impact on the current year's operating results was insignificant. Beginning retained earnings was increased by $8,500 while accrued liabilities decreased by the same.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at May 31, 2013 and 2012. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which

will be either taxable or deductible when the assets and liabilities are recovered or settled. The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. The Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized. The Company's income tax returns from May 31, 2010 remain open and are subject to regulatory examination. The Company uses the cash basis of reporting for income taxes.

NOTE 4 - LINE OF CREDIT

The Company has available a line of credit for $15,000. The line of credit carries a variable interest rate linked to the prime rate. As of May 31, 2013 there is no outstanding balance on the line. The line is personally guaranteed by the president of the Company.

NOTE 5 –LEASE COMMITMENTS

The Company leases office space under non-cancellable lease arrangement which expires June 30, 2016. The future minimum lease payments under operating lease arrangements at May 31, 2013 are as follows:

For the year ended	
2014	$ 84,716
2015	86,950
2016	7,261
2017	-
2018	-
Thereafter	-
	$ 178,927

Lease expense for the year ended May 31, 2013 and 2012 was $84,012 and $83,427, respectively.

NOTE 6 – INCOME TAXES

The Company records its federal and state tax liability in accordance with FASB Accounting Standards Codification 740. Deferred tax assets (liabilities) are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset (liability) in the accompanying statements of financial condition at May 31, 2013 and 2012 includes the following items:

	2013	2012
Deferred tax asset	$ 14,949	$ 4,169
Deferred tax liability	(4,261)	(18,087)
Valuation allowance	-	-
Net deferred tax asset (liability)	$ 10,688	$ (13,918)

Deferred tax assets and liabilities are primarily related to differences in book and tax depreciation and net operating loss carry-forwards, and the impact of reporting income taxes on the cash basis of accounting. The Company intends to carryback $62,078 of losses to prior years and a Federal tax refund of $10,520 is

anticipated. Losses for the State of Connecticut cannot be carried back. The Company utilized a $22,793 net operating loss carry forward in 2012. The valuation allowance was eliminated in 2012 as the Company fully realized the net operating loss carry-forward from prior years. The components of income tax expense (benefit) related to continuing operations at May 31, 2013 and 2012 are as follows:

	2013	2012
Federal		
Current provision (benefit)	$ (10,520)	$ 10,452
Deferred provision (benefit)	(17,939)	18,677
Total federal provision (benefit)	(28,459)	29,129
State of Connecticut		
Current provision (benefit)	-	5,099
Deferred provision (benefit)	(6,667)	8,948
Total state provision (benefit)	(6,667)	14,047
Total tax provision (benefit)	$ (35,126)	$ 43,176

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has an advance receivable of $73,632 to another company owned by the Company's shareholder. It carries an interest of 1.3% on the average balance calculated on an annual basis. There are no specific repayment terms for the advance receivable. The Company paid fees to this related company of $65,000 for the period. The Company also paid reimbursed expenses to this related company of $36,838 for the year ended May 31, 2013.

The Company paid the shareholder $100,000 as an additional fee for services for the year ended May 31, 2012.

The shareholder of the Company personally guarantees the office lease (Note 5) and line of credit (Note 4). In addition, the shareholder personally guarantees the Company's credit card facility.

NOTE 8 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At May 31, 2013, the Company had $9,903 of net capital, which was $4,903 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.41 to 1.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of May 31, 2013 through July 26, 2013, which is the date the financial statements were issued.

OEM Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended May 31, 2013
Schedule I

Net Capital	
Total shareholder's equity	$ 150,091
Deduct shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	150,091
Additions/other credits:	-
Total shareholder's equity and allowable subordinated liabilities	150,091
Deductions/other charges:	
CRD account	731
Accounts receivable	14,878
Federal income tax receivable from NOL carryback	10,520
Deferred tax asset	10,688
Prepaid expenses	5,135
Net property and equipment	8,925
Related party receivable	73,632
Security deposit	15,679
Total deductions/other charges	140,188
Tentative net capital (deficit)	9,903
Haircuts on securities	-
Net capital	$ 9,903
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 13,990
Total aggregate indebtedness	$ 13,990
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess in net capital	$ 4,903
Ratio: Aggregate indebtedness to net capital (deficit)	141%

See report of independent auditor.

OEM Capital Corp.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended May 31, 2013
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 15,072
Adjustments from 4th Quarter Focus to Annual Audit	
Accrued SIPC asssessment	(356)
Accrual for additional accounts payable	(4,563)
Accrual for franchise tax	(250)
Total adjustments	(5,169)
Revised Net Capital (deficit) as reported in the Annual Audit	$ 9,903

See report of independent auditor.

KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Shareholder of
OEM Capital Corp.

In planning and performing our audit of the financial statements of OEM Capital Corp. (the Company), as of and for the year ended May 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rollleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
July 25, 2013

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES

To the Shareholder of
OEM Capital Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2013, which were agreed to by OEM Capital Corp. and the Securities and Exchange Commission, Financial Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating OEM Capital Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) OEM Capital Corp.'s management is responsible for the OEM Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared amounts reported on the audited Form X-17A-5 for the year ended May 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
July 25, 2013

OEM Capital Corp.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2013

Schedule of Assessment Payments

General Assessment	$	1,052
Payments Made:		
January 7, 2013		696
		696
Interest on late payment(s)		
Total assessment balance and interest due	$	356
Assessment payable	$	356

See accountant's report on SIPC supplemental report.

OEM Capital Corp.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2013

Schedule of Assessment Payments

Total revenues	$	501,680
Additions:		
None		-
Deductions:		
Interest income		
Expense reimbursements		(80,738)
SIPC net operating revenues	$	420,942
General assessment	$	1,052

See accountant's report on SIPC supplemental report.